Item 77D - DWS High Income Opportunities
Fund, Inc. (formerly DWS Dreman Value Income
Edge Fund) (a series of DWS Dreman Value
Income Edge Fund, Inc.)

At the Annual Meeting of Stockholders for DWS
Dreman Value Income Edge Fund, Inc. held on May
24, 2010, the Board approved changes in the fund's name and investment strategy, effective November 5, 2010, as follows:
The fund's name changed from DWS Dreman Value
Income Edge Fund, Inc. to DWS High Income
Opportunities Fund, Inc.

On October 4, 2010, the Fund announced that its
Board of Directors had approved certain changes to the Fund's investment objective, strategies and policies. The Board also approved the termination of the Fund's sub-advisory agreement with Dreman
Value Management LLC; the transition of day-to-day portfolio management to DIMA's high-yield group led by Gary Russell; and a change in the Fund's name to DWS High Income Opportunities Fund,
Inc." The investment objective and strategy changes, the transition of portfolio management and the change in the Fund's name became effective as of the close of business on November 5, 2010. More information regarding the Fund's new investment approach is set forth below.

In addition to the above-described changes, the Board also authorized the Fund to conduct an issuer self-tender offer to purchase up to 25% of its outstanding common shares for cash at a price equal to 99% of the Fund's net asset value per share as of the close of regular trading on the New York Stock Exchange on the next business day after the date on which the offer expired. The tender offer commenced on October 22, 2010 and terminated on November 19,
2010.

Lastly, the Board approved an enhancement to the current program for the Fund to purchase its own shares on the open market, which will be in effect from December 1, 2010 until May 31, 2011. Under the enhanced program, during times whenever the Fund's common shares are trading on the New York
Stock Exchange at a discount to net asset value per share in excess of 5%, the Fund will repurchase up to a maximum of 2% of its total outstanding common shares per month. This enhanced repurchase program is in addition to the previously announced one-year extension of the Fund's existing repurchase program.

The above-described initiatives are intended to enhance the liquidity of shareholders' investments in the Fund and to address the Fund's persistent trading discount and long-term performance issues. The above-mentioned changes to the Fund's investment approach, the tender offer and the enhanced stock repurchase program are also contemplated by a Liquidity Program and Standstill Agreement recently entered into by and among DIMA, Western
Investment, LLC ("Western") and certain parties associated with Western.

New Investment Objectives and Strategies

Under its new strategies, the Fund's assets will be invested primarily in securities designed to generate income. Accordingly, the Fund may invest in a greater variety of income producing securities and may invest more heavily in below-investment-grade securities and securities whose issuers are located in countries with new or emerging securities markets.
As a result, in connection with these strategy changes, the Board has approved the elimination of the Fund's current investment policy of only investing up to 30% of its managed assets in securities of foreign issuers. In addition, the Board has approved the elimination of the Fund's policy that, under normal circumstances, the Fund will allocate at least 10%, but not more than 40%, of its managed assets to its "hedge strategy," i.e., its quantitative long/short strategy designed to seek returns that are uncorrelated with the market (the
"Hedge Strategy"). In short, due to the changes in its investment objective, strategies and policies, the Fund will no longer pursue the Hedge Strategy.

New Investment Objectives. As noted above, the
Fund's new investment objectives are to seek high current income with a secondary objective of total return.

New Principal Investment Strategies. The Fund will pursue its new investment objectives by investing primarily in securities designed to generate income, with the potential for capital appreciation being a secondary consideration. The Fund may invest in a broad range of income-producing securities, including, but not limited to, domestic and foreign debt securities of any credit quality or maturity (including below-investment-grade debt securities and debt securities of issuers located in countries with new or emerging securities markets), convertible securities (including convertible bonds), dividend-paying common stocks, preferred stocks, and securities of real estate investment trusts
("REITs"), energy trusts and other investment companies. The Fund may invest in debt securities not paying interest currently and securities in default.
In addition, the Fund may invest in senior bank loans, including bank loan participations and assignments.
The Fund may buy or sell protection on credit exposure and may also purchase securities on a when-issued basis and engage in short sales. The
Fund may invest in cash or money market
instruments in the event portfolio management determines that securities meeting the Fund's investment objectives are not readily available for purchase.

In selecting securities for the Fund, portfolio management will use primarily a bottom-up approach by using relative value and fundamental analysis to select securities within each industry, and a top-down approach to assess the overall risk and return in the market and what it considers macro trends in the economy. Portfolio management may also use independent credit research, management visits and conference calls as part of its analysis process.

Other Techniques. The Fund is permitted, but not required, to use various types of derivative products
(contracts whose value depends on, for example, indexes, currencies or securities). Derivatives may be used for hedging or risk management or for non-hedging purposes to seek to enhance potential returns. The Fund also may use derivatives when portfolio management believes they offer an economical means of gaining exposure to a particular asset class or to maintain exposure to a market. The
Fund may also invest in mortgage-backed securities.

Leverage. The Fund may borrow or issue debt or preferred stock for leverage purposes to the maximum extent permitted under the 1940 Act.
Effective as of November 5, 2010, the Fund increased the amount of its existing secured line of credit from $100,000,000 up to $150,000,000. The note bears interest at the higher of the Overnight
Federal Funds Rate plus 1.25 percent or the Overnight LIBOR rate plus 1.25 percent or LIBOR
Term Rate plus 1.25 percent.

Risks. The Fund's new investment strategies will be subject to risk, including credit risk, below-investment-grade securities risk, interest rate risk, foreign investment risk, emerging market risk, sector risk, dividend and distribution risk, leverage risk, prepayment and extension risk, illiquid securities risk, non-diversified status risk, investment company risk, common stock risk, preferred stock risk, energy trust risk, REIT risk, convertible securities risk, short sale risk, and derivatives risk. The Fund was also subject to these risks under its prior investment strategy.